                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             --------------------
                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (AMENDMENT NO.      )*
                                           -----


                              SUNBASE ASIA, INC.
    -----------------------------------------------------------------------
                                (Name of Issuer)

                        COMMON STOCK, $0.001 PAR VALUE
    -----------------------------------------------------------------------
                        (Title of class of securities)

                                  867 06 4107
    -----------------------------------------------------------------------
                                 (CUSIP number)

    MR. GEORGE A. RAFFINI, HPEM, 10TH FLOOR, CITIBANK TOWER, 3 GARDEN ROAD, HONG KONG, TEL: (852) 2845-7688
    -----------------------------------------------------------------------
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                23 AUGUST 1996
    -----------------------------------------------------------------------
            (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [_]

     Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

       Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 7 Pages)

- -----------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- -----------------------                                  ---------------------
  CUSIP NO. 867 06 4107                   13D             PAGE 2 OF 7 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      PRIVATE EQUITY MANAGEMENT BVI LIMITED (as the general partner of The HSBC Private Equity Fund, L.P.)

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5     TO ITEM 2(d) or (e)                                           [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      BRITISH VIRGIN ISLANDS / CAYMAN ISLANDS

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,200,000
     OWNED BY             (the number of shares issuable upon conversion of the
                          Debentures is subject to adjustment as provided in the
                          Debenture documents)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             1,200,000
                          (the number of shares issuable upon conversion of the
                          Debentures is subject to adjustment as provided in the
                          Debenture documents)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11
      1,200,000 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.6%
      (arrived at by assuming that the number of issued and outstanding shares at the time the Debentures are converted into shares remains the same as that outstanding at the date of filing this form)
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

- -----------------------                                  ---------------------
  CUSIP NO. 867 06 4107                 13D                PAGE 3 OF 7 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      HSBC PRIVATE EQUITY MANAGEMENT LTD.

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
5     TO ITEM 2(d) or 2(e)
                                                                    [_]

- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      HONG KONG

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,600,000
     OWNED BY             (the number of shares issuable upon conversion of the
                          Debentures is subject to adjustment as provided in
                          the Debenture documents)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          400,000
                          (the number of shares issuable upon conversion of the Debentures is subject to adjustment as provided in the Debenture documents)
- ------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,600,000 shares

- ------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                    [_]

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.2%
      (arrived at by assuming that the number of issued and outstanding shares at the time the Debentures are converted into shares remains the same as that outstanding at the date of filing this form)
- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IA

- ------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                 ------------


ITEM 1 - SECURITY AND ISSUER

Name of Issuer                       :         Sunbase Asia, Inc.

Address of the principal
  office of the Issuer               :         19/F, First Pacific Bank Centre
                                               51-57 Gloucester Road
                                               Wanchai, Hong Kong

Equity securities                    :         Common Stock, par value US$0.001
                                               per share

ITEM 2 - IDENTITY AND BACKGROUND

====================================================================================
                                     Private Equity Management     HSBC Private
                                     BVI Ltd., (as the general     Equity Management
                                     partner of The HSBC           Ltd. ("HPEM")
                                     Private Equity Fund, L.P.)
                                     ("PEML")
- ------------------------------------------------------------------------------------
Type                                 Limited Partnership           Corporation

Place of incorporation               British Virgin                Hong Kong
                                     Islands/Cayman Islands

Registered office                    Craigmuir Chambers            10/F, Citibank
                                     P.O. Box 71, Road Town        Tower
                                     Tortola, British Virgin       3 Garden Road
                                     Islands/ c/o Midland Bank     Hong Kong
                                     Trust Corporation
                                     (Cayman) Ltd.
                                     P.O. Box 1109,
                                     Grand Cayman, B.W.I.

Principal business                   Private equity investment     Investment
                                                                   advisory services

Principal business/office            c/o Midland Bank Trust        10/F, Citibank
 address                             Corporation (Cayman) Ltd.     Tower
                                     P.O. Box 1109,                3 Garden Road
                                     Grand Cayman, B.W.I.          Hong Kong

Criminal proceedings in the last     None                          None
 five years

Civil proceedings in the last        None                          None
 five years
====================================================================================

                                    4 of 7

ITEM 3 - SOURCE OF FUNDS

=======================================================================================
                                      PEML                               HPEM
- ---------------------------------------------------------------------------------------
Cost of investment          US$6,000,000                       US$8,000,000

Source of funds             Funds deposited by third           Funds deposited by third
                            parties for investment             parties for investment
                            purposes                           purposes
=======================================================================================


ITEM 4 - PURPOSE OF TRANSACTION

The purpose of the acquisition of securities is for investment purposes.

The Debenture documents provide for the issuance of common stock in Sunbase Asia, Inc. upon conversion of the Debentures upon certain events as specified therein.

Under the Subscription Agreement of the Debentures dated 2 August 1996, the Funds (as defined therein) to whom the Debentures were issued have the right to appoint one member to the Board of Directors of Sunbase Asia, Inc.


ITEM 5 - INTEREST IN SECURITIES OF THE ISSUER

(a) &  Statement of beneficial ownership
       ---------------------------------
(b)

========================================================================================
                                                          No. of Shares
Name       No. of        % of shares    ================================================
           Shares        outstanding    Sole      Shared        Sole           Shared
                                       voting     voting     dispositive     dispositive
                                       power      power         power           power
- ----------------------------------------------------------------------------------------
PEML      1,200,000        8.6%*         0        1,200,000    1,200,000            0
- ----------------------------------------------------------------------------------------
HPEM      1,600,000       11.2%*         0        1,600,000            0      400,000
========================================================================================

* arrived at by assuming that the number of issued and outstanding shares at the time the Debentures are converted into shares remains the same as that outstanding at the date of filing this form.

(c) Pursuant to that certain Subscription Agreement dated August 2, 1996, entered into between China Bearing Holdings Ltd. ("CBHL"), Asean Capital Ltd., China International Bearing Holdings Ltd. ("CIBHL"), Sunbase Asia, Inc., Smith Acquisition Company, Inc. ("SPC"), Glory Mansion Ltd. ("GML"), Wardley China Investment Trust ("WCIT"), MC Private Equity Partners Asia Ltd. and China Investissement 2000, CBHL, a subsidiary of Sunbase Asia, Inc. incorporated in Bermuda, issued convertible debentures to GML and WCIT among others. The Debentures issued to GML and WCIT are convertible into the number of shares of common stock of Sunbase Asia, Inc. indicated below (subject to adjustment as specified in the Debenture documents):

                                    5 of 7


===================================================================
NAME OF INVESTOR      INVESTMENT (US$)   NO. OF COMMON STOCK UPON
                                         CONVERSION OF DEBENTURES*
- -------------------------------------------------------------------

GML/(1)//(2)/            6,000,000              1,200,000

WCIT/(3)/                2,000,000                400,000
- -------------------------------------------------------------------
                         8,000,000              1,600,000
===================================================================

* subject to adjustment as provided for in the Debenture documents

     /(1)/ PEML, as the general partner of The HSBC Private Equity Fund, L.P., is the beneficial owner of the Debentures held by GML, which are convertible into common stock of Sunbase Asia, Inc., and has the dispositive power over such shares.

     /(2)/ HPEM has certain authority with respect to the voting of the shares of Sunbase Asia, Inc. to be held of record by GML upon conversion of the Debentures.

     /(3)/ HPEM has certain authority with respect to the voting and disposition of the shares of Sunbase Asia, Inc. to be held of record by WCIT upon conversion of the Debentures, and, as such, is the beneficial owner of such shares.

(d)  not applicable

(e)  not applicable


ITEM 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIP WITH RESPECT TO THE SECURITIES OF THE ISSUER

Subscription Agreement of Debentures
- ------------------------------------

A Subscription Agreement dated 2 August 1996 was made between the parties set out in item 5(c) above which entitles the Debenture holders to require CBHL to redeem the Debentures upon the occurrence of certain events as specified therein.

The Guarantee
- -------------

A Guarantee was made between Sunbase Asia, Inc. and CIBHL (collectively referred to as the "Guarantors") and the Investors (as defined in the Subscription Agreement) on August 23, 1996. Under the Guarantee, the Guarantors jointly and severally guarantee to each of the Investors the obligations of each of Sunbase Asia, Inc. and its affiliates under the Subscription Agreement. SPC is required to execute a similar guarantee in favor of the Investors.


ITEM 7 - MATERIAL TO BE FILED

Attached as Exhibit 99.1 is a copy of the Subscription Agreement which includes as exhibits the form of Debenture and Guarantee.

                                    6 of 7

After reasonable inquiry and to the best knowledge and belief of each, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  September 3, 1996           Private Equity Management BVI Limited


                                    By: /s/ A. Kareen Watler
                                        -----------------------------------
                                        A. Kareen Watler
                                        Director


                                    HSBC Private Equity Management Ltd.


                                    By: /s/ George A. Raffini
                                        -----------------------------------
                                        George A. Raffini
                                        Deputy Managing Director


                                    7 of 7